RioTinto

EXHIBIT 99.8

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

23 April 2024

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

myShare vesting

On 19 April 2024, the following PDMR / KMP received their vested matching shares under myShare, of which sufficient were sold on 19 April 2024 to pay applicable withholding taxes and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Baatar, Bold	6.1784	7.9216	3.327128	GBP 53.525	4.594472
Rio Tinto plc shares	Barrios, Alfredo	12.0782	15.4866	0.388946	GBP 53.525	15.097654
Rio Tinto plc shares	Cunningham, Peter	6.1784	7.9216	3.327128	GBP 53.525	4.594472
Rio Tinto Limited shares	Kaufman, Sinead	11.6152	14.1199	0	N/A	14.1199
Rio Tinto plc shares	Stausholm, Jakob	6.1784	7.9216	3.327128	GBP 53.525	4.594472

**The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.*

Notice to ASX/LSE 2 / 3

myShare purchase

On 17 April 2024, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	6.929349	6.929349	GBP 54.11763
Rio Tinto plc shares	Barrios, Alf	18.439831	18.439831	GBP 54.11763
Rio Tinto plc shares	Cunningham, Peter	6.929349	6.929349	GBP 54.11763
Rio Tinto Limited shares	Kaufman, Sinead	10.893372	10.893372	AUD 128.3349
Rio Tinto plc shares	Pécresse, Jérôme	11.981676	11.981676	GBP 54.11763
Rio Tinto plc shares	Stausholm, Jakob	6.929349	6.929349	GBP 54.11763

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year.

On 17 April 2024, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares.

Security	Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	6	6	GBP 54.11763
Rio Tinto plc shares	Stausholm, Jakob	7	7	GBP 54.11763

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE 3 / 3

Contacts

Please direct all enquiries to **media.enquiries@riotinto.com**

Media Relations, United Kingdom

Matthew Klar
M +44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Australia

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Alyesha Anderson
M +61 434 868 118

Michelle Lee
M +61 458 609 322

Media Relations, Americas

Simon Letendre
M +1 514 796 4973

Malika Cherry
M +1 418 592 7293

Vanessa Damha
M +1 514 715 2152

Investor Relations, United Kingdom

Menno Sanderse
M +44 7825 195 178

David Ovington
M +44 7920 010 978

Laura Brooks
M +44 7826 942 797

Investor Relations, Australia

Tom Gallop
M +61 439 353 948

Amar Jambaa
M +61 472 865 948

Rio Tinto plc

6 St James's Square
London SW1Y 4AD
United Kingdom
T +44 20 7781 2000

Registered in England
No. 719885

Rio Tinto Limited

Level 43, 120 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333

Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary.

riotinto.com